1934 Act Registration No. 1-31731

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated September 30, 2024

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Xinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

EXHIBIT INDEX

Exhibit	Description
99.1	Announcement on 2024/09/24:	New Appointment of Representative of Juristic Person Director
99.2	Announcement on 2024/09/24:	New Appointment of Representative of Juristic Person Director
99.3	Announcement on 2024/09/27:	Re-appointment of Representative of Juristic Person Director
99.4	Announcement on 2024/09/27:	Re-appointment of Representative of Juristic Person Director
99.5	Announcement on 2024/09/30:	New appointment of Chairman
99.6	Announcement on 2024/09/30:	New appointment of CEO
99.7	Announcement on 2024/09/30:	New appointment of President
99.8	Announcement on 2024/09/30:	Board of Directors approved the appointment of senior management
99.9	Announcement on 2024/09/30:	New appointment of Chief Information Security Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 30, 2024
Chunghwa Telecom Co., Ltd.

By: /s/ Wen-Hsin Hsu
Name: Wen-Hsin Hsu
Title: Chief Financial Officer

EXHIBIT 99.1

New Appointment of Representative of Juristic Person Director

Date of events: 2024/09/24

Content:

1.
Date of occurrence of the change: 2024/09/24
2.
Name of legal person: Ministry of Transportation and Communications
3.
Name of the previous position holder: None
4.
Resume of the previous position holder: None
5.
Name of the new position holder: Wu, Sheng Yuan
6.
Resume of the new position holder: Political Deputy Minister
7.
Reason for the change: New appointment
8.
Original term (from __________ to __________): 2022/05/27~2025/05/26
9.
Effective date of the new appointment: 2024/09/24
10.
Any other matters that need to be specified:
(1)
Based on the designation letter dated September 24, 2024, from the Ministry of Transportation and Communications, the Company's juristic person shareholder.
(2)
Filling the vacancy left by Director Hu, Hsiang Ling.

EXHIBIT 99.2

New Appointment of Representative of Juristic Person Director

Date of events: 2024/09/24

Content:

1.
Date of occurrence of the change: 2024/09/24
2.
Name of legal person: Ministry of Transportation and Communications
3.
Name of the previous position holder: None
4.
Resume of the previous position holder: None
5.
Name of the new position holder: Chien, Lee Feng
6.
Resume of the new position holder:
(1)
Independent Director, Appier Inc.
(2)
Independent Director, Uni-President Enterprises Corp.
(3)
Managing Director, Institute for Information Industry.
7.
Reason for the change: New appointment
8.
Original term (from __________ to __________): 2022/05/27~2025/05/26
9.
Effective date of the new appointment: 2024/09/24
10.
Any other matters that need to be specified:
(1)
Based on the designation letter dated September 24, 2024, from the Ministry of Transportation and Communications, the Company's juristic person shareholder.
(2)
Filling the vacancy left by Director Tsai, Hsiu-Chuan.

EXHIBIT 99.3

Re-appointment of Representative of Juristic Person Director

Date of events: 2024/09/27

Content:

1.
Date of occurrence of the change: 2024/09/27
2.
Name of legal person: Ministry of Transportation and Communications
3.
Name of the previous position holder: Shui-Yi Kuo
4.
Resume of the previous position holder: Chairman and director, Chunghwa Telecom Co., Ltd.
5.
Name of the new position holder: Chih-Cheng Chien
6.
Resume of the new position holder:
(1)
Senior Executive Vice President and concurrently President of the Network Technology Group
(2)
President of the Mobile Business Group
7.
Reason for the change: Re-appointment
8.
Original term (from __________ to __________): 2022/05/27~2025/05/26
9.
Effective date of the new appointment: 2024/09/30
10.
Any other matters that need to be specified:

Based on the re-appointment letter dated September 27, 2024, from the Ministry of Transportation and Communications, the Company's juristic person shareholder

EXHIBIT 99.4

Re-appointment of Representative of Juristic Person Director

Date of events: 2024/09/27

Content:

1.
Date of occurrence of the change: 2024/09/27
2.
Name of legal person: Ministry of Transportation and Communications
3.
Name of the previous position holder: Chau-Young Lin
4.
Resume of the previous position holder: President and director, Chunghwa Telecom Co., Ltd.
5.
Name of the new position holder: Rong-Shy Lin
6.
Resume of the new position holder:
(1)
Senior Executive Vice President and concurrently Chief Information Security Officer
(2)
President of the Data Communication Business Group
7.
Reason for the change: Re-appointment
8.
Original term (from __________ to __________): 2022/05/27~2025/05/26
9.
Effective date of the new appointment: 2024/09/30
10.
Any other matters that need to be specified:

Based on the re-appointment letter dated September 27, 2024, from the Ministry of Transportation and Communications, the Company's juristic person shareholder

EXHIBIT 99.5

New appointment of Chairman

Date of events: 2024/09/30

Content:

1.
Date of the board of directors resolution or date of occurrence of the change: 2024/09/30
2.
Position (Please enter chairperson or president/general manager): Chairman
3.
Name of the previous position holder: Shui-Yi Kuo
4.
Resume of the previous position holder: Chairman of Chunghwa Telecom Co., Ltd.
5.
Name of the new position holder: Chih-Cheng Chien
6.
Resume of the new position holder:

Administration Senior Executive Vice President of Chunghwa Telecom Co., Ltd.

7.
Circumstances of change (Please enter “resignation”, “dismissal”, “term expired” , “job relocation”, “severance”, “retirement”, “death” or “new appointment”): new appointment
8.
Reason for the change:

The 7th interim meeting of the 10th Board of Directors approved the by-election of the Chairman.

9.
Effective date of the new appointment: 2024/09/30
10.
Any other matters that need to be specified (the information disclosure also meets the requirements of Article 7, subparagraph 6 of the Securities and Exchange Act Enforcement Rules, which brings forth a significant impact on shareholders rights or the price of the securities on public companies.): None

EXHIBIT 99.6

New appointment of CEO

Date of events: 2024/09/30

Content:

1.
Type of personnel changed (please enter: spokesperson, acting spokesperson, important personnel (CEO, COO, CMO, CSO, etc.), financial officer, accounting officer, corporate governance officer, chief information security officer, research and development officer, chief internal auditor, or designated and non-designated representatives): CEO
2.
Date of occurrence of the change: 2024/09/30
3.
Name, title, and resume of the previous position holder: Shui-Yi Kuo, Chairman and CEO of Chunghwa Telecom Co., Ltd.
4.
Name, title, and resume of the new position holder: Chih-Cheng Chien, Chairman and CEO of Chunghwa Telecom Co., Ltd.
5.
Type of the change (please enter: “resignation”, “position adjustment”, “retirement”, “death”, “new replacement” or “dismissal”): new replacement
6.
Reason for the change:

The 7th interim meeting of the 10th Board of Directors approved that the Chairman serves as the CEO of Chunghwa Telecom Co., Ltd. concurrently.

7.
Effective date: 2024/09/30
8.
Any other matters that need to be specified:

Mr. Chih-Cheng Chien was dismissed from his position as Administration Senior Executive Vice President, and was relieved of his duties as President of Network Technology Group.

EXHIBIT 99.7

New appointment of President

Date of events: 2024/09/30

Content:

1.
Type Date of the board of directors resolution or date of occurrence of the change: 2024/09/30
2.
Position (Please enter chairperson or president/general manager): President
3.
Name of the previous position holder: Chau-Young Lin
4.
Resume of the previous position holder: President of Chunghwa Telecom Co., Ltd.
5.
Name of the new position holder: Rong-Shy Lin
6.
Resume of the new position holder:

Business Senior Executive Vice President of Chunghwa Telecom Co., Ltd.

7.
Circumstances of change (Please enter “resignation”, “dismissal”, “term expired” , “job relocation”, “severance”, “retirement”, “death” or “new appointment”): new appointment
8.
Reason for the change:

The 7th interim meeting of the 10th Board of Directors approved the new appointment of the President.

9.
Effective date of the new appointment: 2024/09/30
10.
Any other matters that need to be specified (the information disclosure also meets the requirements of Article 7, subparagraph 6 of the Securities and Exchange Act Enforcement Rules, which brings forth a significant impact on shareholders rights or the price of the securities on public companies.):

Mr. Rong-Shy Lin will remain Business Senior Executive Vice President until a successor has been identified.

EXHIBIT 99.8

Board of Directors approved the appointment of senior management

Date of events: 2024/09/30

Content:

1.
Date of occurrence of the event: 2024/09/30
2.
Company name: Chunghwa Telecom Co., Ltd.
3.
Relationship to the Company (please enter “head office” or “subsidiaries”): Head office
4.
Reciprocal shareholding ratios: None
5.
Cause of occurrence:

The 7th interim meeting of the 10th Board of Directors resolved as follows:

Mr. Chih-Cheng Chien, Administration Senior Executive Vice President of Chunghwa Telecom, was promoted to Chairman of the Company on September 30, 2024, and was relieved of his duties as President of Network Technology Group. The position of President of Network Technology Group will be concurrently assumed by Mr. Chih-Hsiung Huang, Technology Senior Executive Vice President of the Company.

6.
Countermeasures: None
7.
Any other matters that need to be specified (the information disclosure also meets the requirements of Article 7, subparagraph 9 of the Securities and Exchange Act Enforcement Rules, which brings forth a significant impact on shareholders rights or the price of the securities on public companies.): The effective date is September 30, 2024.

EXHIBIT 99.9

New appointment of Chief Information Security Officer

Date of events: 2024/09/30

Content:

1.
Type of personnel changed (please enter: spokesperson, acting spokesperson, important personnel (CEO, COO, CMO, CSO, etc.), financial officer, accounting officer, corporate governance officer, chief information security officer, research and development officer, chief internal auditor, or designated and non-designated representatives): Chief Information Security Officer
2.
Date of occurrence of the change: 2024/09/30
3.
Name, title, and resume of the previous position holder: Rong-Shy Lin, Chief Information Security Officer
4.
Name, title, and resume of the new position holder:

Jung-Kuei Chen, Advisor of Chairman Office and Vice President of Cyber Security Department

5.
Type of the change (please enter: “resignation”, “position adjustment”, “retirement”, “death”, “new replacement” or “dismissal”): position adjustment
6.
Reason for the change: position adjustment
7.
Effective date: 2024/09/30
8.
Any other matters that need to be specified: None